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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: April 30, 2003
Commission File Number 001-31528

IAMGOLD Corporation

(Translation of registrant's name into English)

220 Bay Street, 5th Floor,
Toronto, Ontario, M5J 2Y4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F    ☐                            Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes    ☐                            No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
By:	/s/ GRANT EDEY Grant Edey Vice President and Chief Financial Officer

Date: April 30, 2003

2

IAMGOLD Corporation 220 Bay Street, 5th Flr, Toronto, Ontario, Canada M5J 2W4 Ph: 416 360 4710 Fx: 416 360 4750 Toll free: 1 888 IMG 999 E-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143,552,144
Fully Diluted:	150,718,380

FOR IMMEDIATE RELEASE: APRIL 30, 2003	No. 04/06

IAMGOLD 1ST QUARTER RELEASE NOTIFICATION

IAMGOLD to release first quarter results at close of business: May 15, 2003
Conference Call/audio webcast to follow: May 16th, @ 11:00 am

Conference Call Information:
Participant Q&A Call: 416 640 4127
Toll Free Call: 800 814 4857
Participant Audio Webcast: www.iamgold.com
 Conference Call REPLAY Information from May 16-23, 2003:
Replay Call: 416 640 1917 — Passcode #251003
Replay Toll Free Call: 877 289 8525 — Passcode #251003
For further information on the Conference Call or audio webcast, please contact the Investor Relations Department or visit our website, www.iamgold.com

For further please contact:
Joanne Jobin, Director of Investor Relations
Tel: 416 360 4740    Fax: 416 360 4750    Toll free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com

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SIGNATURES